Filed by Valens Semiconductor Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PTK Acquisition Corp.

Commission File No. 001-39377

Date: September 1, 2021

Valens Announces Second Quarter 2021 Results

Raises Full Year Revenue Guidance

Merger with PTK Acquisition Corp. on Track to Close in the Fall

HOD HASHARON, ISRAEL, September 1, 2021 – Valens Semiconductor Ltd. (“Valens”), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today announced its financial results for the second quarter and six months ended June 30, 2021.

Second Quarter 2021 Financial Highlights:

•	Revenue of $17.5 million, an increase of 9.2% from the second quarter of 2020

•	Gross profit and gross margin of $12.5 million and 71.2%, respectively, compared to $12.7 million and 79.1% in the second quarter of 2020, primarily due to the increase in automotive revenues that have lower gross margins than audio-video products

•	Record bookings of $35.3 million, an increase of 200% from the second quarter of 2020, driving a book-to-bill ratio of 2.02 in the quarter

•	Total orders backlog of $56.5 million as of June 30, 2021

•	Automotive revenues were $2.0 million, an increase of over 400% from the second quarter of 2020 and represents 11% of total revenue

•	Raised full year 2021 revenue guidance to $69 million, up from $67 million

•	Balance sheet remains strong with cash, cash equivalents and short-term deposits of $51.9 million and no debt

•	100% of 2021 full year revenue is fully covered by orders backlog

•	Entered into a Definitive Merger Agreement with PTK Acquisition Corp. (NYSE:PTK) (“PTK”)

o	Expected transaction proceeds of up to $240 million, including up to $115 million in trust from PTK Acquisition Corp. (assuming no redemptions) and $125 million in cash from a fully subscribed PIPE offering led by an established global institutional investor, as well as by Mediatek, a leading global semiconductor company for mobile, home and automotive

Second Quarter 2021 Operational Highlights:

•	The latest audio-video chipset family, Valens Stello , was released to market and embraced by leading industry players, with over 30 customers in product development and integration, and with dozens of products expected to be in the market by year-end

•	Valens’ first-generation VA6000 automotive chipsets are now in mass production and on the road in several car models

•	The MIPI Alliance announced that the IEEE has officially adopted the MIPI A-PHY standard, which is based on Valens technology

•	Successful bring-up of Valens’ next-generation automotive product, the VA7000 family, the first MIPI A-PHY compliant chipset in the market

•	Production of VA7000 chipsets is expected to begin later this year with delivery to more than 15 potential partners including leading automotive OEMs and Tier1 suppliers for their evaluation of the technology into their next-generation platforms

“We are very pleased to have delivered strong revenue growth and attractive gross profit margins for the second quarter and year-to-date,” said Gideon Ben-Zvi, CEO of Valens. “We exceeded our revenue forecast for the first six months of 2021 and we anticipate a strong second half based on our robust orders backlog. We are seeing solid traction in our well-established audio-video business from the introduction of our latest product, the Valens Stello, as well as a market recovery from the effects of the pandemic. The demand for long-reach, high resolution connectivity is expanding in a number of verticals, including video conferencing, hybrid education, medical and industrial applications.”

“In our automotive business, this is the first year that our products are on the road in mass production, leading to a fast ramp-up of revenues. Automotive revenues contributed 12% of the total revenues during the first six mounths of 2021 and we expect the trajectory of this growth to continue. Additionally, we are working closely with more than 15 potential partners, including leading automotive OEMs and Tier 1 suppliers on deploying our technology into their next-generation car models and continue to expect to release our industry first MIPI A-PHY standard-compliant chipsets to select customers later this year. We believe that our high-speed connectivity solution for the automotive market is poised to gain significant share based on its unique ability to handle the increasing amount of data originating from the growing number of sensors, displays and infotainment systems, with an un-matched performance” added Mr. Ben-Zvi.

In May 2021, Valens entered into a definitive merger agreement with PTK, a special purpose acquisition company, that would result in Valens being listed on the New York Stock Exchange under the symbol “VLN” following the close of the transaction. The transaction is expected to close in the fall of 2021 and is subject to customary closing conditions. The registration statement, as amended, which has been filed with the Securities and Exchange Commission (“SEC”) has been declared effective as of August 27, 2021.

About Valens
Valens is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the audio-video and automotive industries. Valens' Emmy® award-winning HDBaseT technology is the leading standard in the professional audio-video market with tens of millions of Valens' chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are on the road in vehicles around the world. The underlying technology has been selected to become the basis for MIPI A-PHY, the global standard for automotive connectivity. Founded in 2006, Valens is based in Hod Hasharon, Israel, with offices in the US, Europe and Asia. For more information: www.valens.com.

About PTK Acquisition Corp.
PTK Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. With extensive operational and investment experience in the hardware and semiconductor industries, the PTK management team leverages global market relationships to tap into synergies across the electronics and automotive value chain. PTK Acquisition Corp. targets companies that focus on the most innovative subsectors within corporate and institutional information technology, hardware and software systems, and markets for the consumer-oriented gaming and digital entertainment. For more information: www.ptktech.com.

Important Information and Where to Find It
Valens has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC which includes preliminary and definitive proxy statements to be distributed to PTK’s shareholders in connection with PTK’s solicitation for proxies for the vote by PTK’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PTK’s shareholders in connection with the completion of the proposed business combination. PTK will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. PTK’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with PTK’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about PTK, Valens and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by PTK, without charge, at the SEC's website located at www.sec.gov or by directing a request to PTK Acquisition Corp., 4601 Wilshire, Boulevard, Suite 240, Los Angeles, California 90010.

Participants in the Solicitation
PTK, Valens and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PTK’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PTK’s shareholders in connection with the proposed business combination is set forth in PTK’s proxy statement / prospectus filed with the SEC. You can find more information about PTK’s directors and executive officers in PTK’s 10-K filed with the SEC on April 1, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the anticipated transaction and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens’ and PTK’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens and PTK. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of PTK or Valens is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Valens; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Valens’ ability to manage future growth; Valens’ ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to them; the effects of competition on Valens’ future business; the amount of redemption requests made by PTK’s public shareholders; the ability of PTK or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the effects of health epidemics, such as the recent global COVID-19 pandemic, have had and could in the future have on Valens’ revenue, its employees and results of operations; the cyclicality of the semiconductor industry; Valens’ ability to adjust its supply chain volume due to changing market conditions or failure to estimate its customers’ demand, including during any downturn in the automotive or audio-video markets; disruptions in relationships with any one of Valens’ key customers; difficulty selling products if customers do not design Valens products into their product offerings; Valens’ dependence on winning selection processes and ability to generate timely or sufficient net sales or margins from those wins; political conditions in Israel; and those factors discussed in PTK’s 10-K filed with the SEC on April 1, 2021 under the heading “Risk Factors,” and other documents of PTK filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Valens nor PTK presently know or that Valens and PTK currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ and PTK’s expectations, plans or forecasts of future events and views as of the date of this press release. Valens and PTK anticipate that subsequent events and developments will cause Valens’ and PTK’s assessments to change. However, while Valens and PTK may elect to update these forward-looking statements at some point in the future, Valens and PTK specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ and PTK’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Investor Contacts:

Matthew Keating, CFA

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

Larry Clark, CFA

Financial Profiles, Inc.

U.S.: +1 310-622-8223

ValensIR@finprofiles.com

Julie Kegley

Financial Profiles, Inc.

U.S.: +1 310-622-8246

ValensIR@finprofiles.com

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

Revenues	17,510	16,028	30,874	29,972
Gross Profit	12,467	12,685	21,999	23,644
Gross Profit Margin	71.2%	79.1%	71.3%	78.9%
Net loss	(3,698)	(1,846)	(10,074)	(4,872)
Cash, cash equivalents and short-term deposits[1]	51,873	73,529	51,873	73,529
Net cash provided by (used) in operating activities	(6,443)	421	(9,651)	(6,968)
Non-GAAP Financial Data
Adjusted EBITDA[2]	(2,116)	(850)	(6,419)	(4,609)

1As of the last day of the quarter

2Adjusted EBITDA is defined as net profit (loss) before net financial expense, income tax provision, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

(Unaudited)

ASSETS	June 30, 2021	December 31, 2020
CURRENT ASSETS
Cash and cash equivalents	41,804	26,316
Short-term deposits	10,069	35,254
Trade accounts receivable	7,912	8,679
Inventories	5,700	3,159
Prepaid expenses and other current assets	4,557	2,969
TOTAL CURRENT ASSETS	70,042	76,377

LONG-TERM ASSETS:
Property and equipment, net	2,336	2,353
Deferred Issuance Costs	2,940	-
Other assets	466	435
TOTAL LONG-TERM ASSETS	5,742	2,788
TOTAL ASSETS	75,784	79,165

LIABILITIES AND EQUITY
CURRENT LIABILITIES	13,909	11,164
LONG-TERM LIABILITIES:
Warrants liability	-	568
Other long-term liabilities	38	45
TOTAL LONG-TERM LIABILITIES	38	613
TOTAL LIABILITIES	13,947	11,777

REDEEMABLE CONVERTIBILE PREFERRED SHARES	150,179	149,611
SHAREHOLDERS’ DEFICIT	(88,342)	(82,223)
TOTAL LIABILITIES AND EQUITY	75,784	79,165

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

REVENUES	17,510	16,028	30,874	29,972
COST OF REVENUES	(5,043)	(3,343)	(8,875)	(6,328)
GROSS PROFIT	12,467	12,685	21,999	23,644
OPERATING EXPENSES:
Research and development expenses	(10,956)	(9,972)	(21,354)	(20,444)
Sales and marketing expenses	(3,222)	(3,235)	(6,332)	(7,190)
General and administrative expenses	(2,366)	(2,215)	(4,544)	(3,287)
TOTAL OPERATING EXPENSES	(16,544)	(15,422)	(32,230)	(30,921)
OPERATING LOSS	(4,077)	(2,737)	(10,231)	(7,277)
Financial income, net	503	919	336	2,477
LOSS BEFORE INCOME TAXES	(3,574)	(1,818)	(9,895)	(4,800)
INCOME TAXES	(124)	(28)	(179)	(72)
NET LOSS	(3,698)	(1,846)	(10,074)	(4,872)
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE	(0.45)	(0.34)	(1.06)	(0.77)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF NET LOSS PER ORDINARY SHARE	16,633,624	15,732,898	16,494,326	15,474,174

VALENS SEMICONDUCTOR LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)
(Unaudited)

	Six Months Ended June 30,
	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(10,074)	(4,872)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	522	522
Stock-based compensation	3,290	2,146
Exchange rate differences	(231)	(1,909)
Interest from short-term deposits	219	601
Changes in operating assets and liabilities:
Trade accounts receivable	767	1,894
Prepaid expenses and other current assets	(1,588)	(509)
Inventories	(2,541)	139
Long-term assets	(31)	25
Trade accounts payable	1,124	(1,973)
Accrued compensation	(948)	(2,476)
Other current liabilities	(153)	(553)
Other long-term liabilities	(7)	(3)
Net cash provided by (used in) operating activities	(9,651)	(6,968)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(4,520)	(58,334)
Maturities of short-term deposits	29,500	71,000
Purchase of property and equipment	(505)	(378)
Net cash provided by (used in) investing activities	24,475	12,288
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred issuance costs	(218)	-
Exercise of options	665	233
Net cash provided by financing activities	447	233
Effect of exchange rate changes on cash and cash equivalents	217	970
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,488	6,523
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	26,316	15,556
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	41,804	22,079
SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	224	72
NON-CASH ACTIVITY
Trade accounts payable on account of property and equipment	-	49
Unpaid issuance costs	2,722	-

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

(Unaudited)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as net profit (loss) before net financial expense, income tax provision, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

Net loss	(3,698)	(1,846)	(10,074)	(4,872)
Adjusted to exclude the following:
Financial income	(503)	(919)	(336)	(2,477)
Tax expenses	124	28	179	72
Depreciation	266	259	522	522
Share-based compensation expenses	1,695	1,628	3,290	2,146
Adjusted EBITDA	(2,116)	(850)	(6,419)	(4,609)